

410000
412500
415000
417500
420000
Desmaraisville
Lac Bachelor Lake
Lac Auger Lake
Legend
BLJV Property limit
Projection: UTM NAD83, Zone 18
Bachelor Lake Joint Venture
Métanor/Halo
Claim map